FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of: August, 2003
                  ------------

Commission File Number 0-27322
                       -------

                         Mountain Province Diamonds Inc.
                        ---------------------------------
                 (Translation of registrant's name into English)

   Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
 -----------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F  X     Form 40-F
                                          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No   X
                                             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

                         MOUNTAIN PROVINCE DIAMONDS INC.
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED JUNE 30, 2003

                                   (UNAUDITED)

                            (PREPARED BY MANAGEMENT)
                          ---------------------------

                                 Interim Report

To Our Shareholders,

                                     Summary

Mountain Province Diamonds Inc. (the Company) is a diamond exploration and development company and has a 44.1% interest in the AK claims located in the NWT of Canada. The Company and its partner, Camphor Ventures, entered into a joint-venture agreement with De Beers Canada Exploration Inc. ("De Beers Canada") formerly known as Monopros Ltd., a wholly owned subsidiary of De Beers Consolidated Mines Ltd., on March 7th, 1997. Under the agreement De Beers Canada has the right to earn up to 60% interest in the AK claims by taking the property to commercial production.

In August 2000 De Beers completed the original desktop study, which evaluated the costs of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. The study showed that the modeled rate of return to mine the three main diamond pipes was below that agreed upon rate of return needed to proceed to the next phase. In terms of the agreement between Mountain Province Diamonds and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was more bulk sampling to recover additional diamonds (2001 and 2002). The second component was an aggressive exploration program aimed at adding to the existing resource. The results of the 1999, 2000 and 2002 bulk samples (modeled revenues per tonne and grades) combined with the updated cost estimates were used to update the original desktop study. The updated desktop study was completed in April, 2003.

Considering the indicated internal rate of return ("IRR"), which is below the agreed hurdle rate, combined with the geo-political environment and economic uncertainties, De Beers decided to postpone a pre-feasibility decision until 2004 when the desktop study would be updated again. In the meantime, De Beers would continue with exploration in the Kelvin - Faraday area with an objective to adding to the existing resource.

Then, at the end of July, 2003, De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study for the Gahcho Kue Project has started. The cost estimate will be presented to the De Beers Board in November, 2003 and if approval is given, a pre-feasibility study will start in early 2004.

                               Gahcho Kue Project

The 2002 bulk sample program of the 5034 and Hearne diamond pipes started on February 13, 2002 and ended April 20, 2002. A total of six large diameter holes were drilled into the 5034 pipe and five into the Hearne pipe. De Beers recovered approximately 684 tonnes of kimberlite from the Hearne pipe and approximately 837 tonnes of kimberlite from the 5034 pipe for a total of 1,521 tonnes.

The 1,215 carats recovered from the 5034 pipe and the 1,174 carats recovered from the Hearne pipe as well as the diamonds recovered from the 1999 and 2001 bulk samples (all to a 1.5 mm lower cut-off) were all valued, based on the January, 2003 diamond prices, at the Diamond Trading Company (DTC) in London. The De Beers Mineral Resource Department in Johannesburg has used these values for all three (1999, 2001, 2002) bulk samples to update the modeled revenue per carat for each pipe. Production recovery factors, determined by De

Beers, have been applied and that the commonly used commercial bottom cut-off recovery size screen with a 1.50 mm square mesh has been used. These diamond values were then combined with the updated grade information to give modeled revenue per tonne values.

The table shows the weighted average modeled grades, values per carat and revenues per tonne for the four lobes in the 5034 pipe and the various geologic zones in the Hearne pipe. The 5034 pipe has an indicated resource of 8.6 million tonnes and an inferred resource of 4.5 million tonnes, while Hearne has an indicated resource size of 5.5 million tonnes and an inferred resource of 1.6 million tonnes, all to a depth of 290 m below lake surface.

------------------------------- ---------------------------- ---------------------------- ----------------------------
             Pipe                      Modeled Grade               Modeled Values              Revenue per tonne
                                    (Carats per tonne)               (US$ Carat)                     (US$)
------------------------------- ---------------------------- ---------------------------- ----------------------------
             5034                          1.67                         62.70                       104.70
------------------------------- ---------------------------- ---------------------------- ----------------------------
            Hearne                         1.67                         50.00                        83.50
------------------------------- ---------------------------- ---------------------------- ----------------------------

In 2003, De Beers used a De Beers group composite of a year's production from kimberlite mines with wide ranges of production but similar dollar per carat values, in the value per carat modeling in the over two carat size range. The reason for this is that relatively speaking only a small number of over two carat diamonds were recovered from the Hearne and 5034 pipes and these diamonds have a wide range of values. This modeling technique models the shape of the revenue curves for the Hearne and 5034 pipes to be similar to the shape of the curves for a composite of producers above the two carat size range. This technique is slightly more conservative than the technique used previously but is more representative of an actual production scenario.

                              Updated Desktop Study

The original desktop study for the Gahcho Kue diamond project was completed in August 2000. In June 2002 De Beers initiated an update of this 2000 Desktop study. A De Beers project team based in Toronto, Canada in conjunction with AMEC E&C Services and other Canadian outside consultants was formed. The primary objective of the study update was to incorporate the latest resource size estimates and diamond values obtained from the 2001 and 2002 sampling programs and to firm up the estimated capital and working costs with knowledge gained from the De Beers Canada Snap Lake optimization study (2002) and the Victor pre-feasibility study (2002). The detailed study was formally presented to the Company's board of directors on April 15, 2003.

The study team analyzed the costs arising from the conventional open pit mining of the 5034 and Hearne pipes and the high grade zone within the top 140 meters of the Tuzo pipe. The desktop study is still only a preliminary study with relatively large uncertainties (+/- 30%). The estimated capital costs of approximately C$600 million is slightly higher than in the 2000 desktop study while the estimated operating costs decreased to approximately C$56/tonne from C$81/tonne. The cost savings were accomplished, in part, by increasing the projected annual mining rate to 2 million tonnes per year and by other cost savings based on the experience gained from other projects. The IRR was slightly lower than that obtained in 2000 because of the lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar. As a result and because of geo-political and economic uncertainties, De Beers decided to postpone a pre-feasibility decision until next year when the desktop study would be updated again.

At the end of July, 2003 De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study of the Gahcho Kue Project has started. The cost estimate will be presented to the De Beers Board in November, 2003 and if approval is given, a pre-feasibility study will start in early 2004.

                                   Exploration

Due to the excellent micro-diamond results from the Kelvin body received in 2002 and from the Faraday kimberlite body received previously, De Beers decided to move their exploration attention to the Faraday-Kelvin area during the 2003 winter/spring program. The micro diamond counts from these bodies are similar to those from the Hearne and 5034 pipes.

The Kelvin kimberlite body was discovered in the spring of 2000. It is located approximately nine km northeast of Kennady Lake and three km south-southwest of the Faraday kimberlite body. A kimberlite dyke (called Hobbes) was intersected in 2000 approximately 200 meters south of the Kelvin pipe under the same narrow lake. It is suspected that this Hobbes intersection and the Kelvin body could be connected with a kimberlite bearing structure that pinches and swells.

A ground gravity survey conducted in the 2003 winter program covered the Kelvin body and as far as a few hundred meters south of Hobbes and identified several drill targets. A hole drilled 50 meters to the west of the original 2000 drill hole into Kelvin intersected a total of 25 meters of kimberlite horizontally projected in two closely spaced intervals, while a hole drilled 60 meters to the east intersected 2.01 meters of kimberlite horizontally projected. The Kelvin body now appears to extend not just in the north-south direction, but also in the east-west direction. A hole drilled 20 meters south of Kelvin along the suspected structure between Kelvin and Hobbes intersected 7.4 meters of kimberlite horizontally projected, while a hole drilled 70 meters south of Hobbes intersected two kimberlite intersections of 2.4 meters and 3.0 meters horizontally projected, respectively.

The Faraday kimberlite body was discovered in the spring of 1999. It is located approximately 12 km northeast of Kennady Lake and three km north-north east of the Kelvin kimberlite body. A hole drilled in 1999 intersected kimberlite approximately 160 meters northeast of the Faraday body and a hole in 2001 intersected three intervals of kimberlite approximately 600 meters to the southwest of the Faraday body. It is suspected that the kimberlite intersections to the north and south of the Faraday body are probably connected to the Faraday body with a kimberlite bearing dyke structure that pinches and swells.

A ground gravity survey and detailed ground magnetic survey conducted in the 2003 winter program covered the Faraday body and went approximately 600 meters to the south along the suspected structure connecting the Faraday body and the 2001 hole that intersected some kimberlite. The main purpose of the survey was to identify wider areas along the observed dyke structure. Several such areas were identified and two of the better target areas were drilled. The first target, a magnetic anomaly, was approximately 100 meters southwest of the
Faraday body and 5.6 meters of kimberlite horizontally projected was intersected. The kimberlite contained some country rock. The second target, a gravity anomaly, was approximately 520 meters southwest of the Faraday body and approximately 80 meters north of the 2001 drill hole. Kimberlite was encountered just below the lake bottom and 21.5 meters of kimberlite horizontally projected was intersected. The recovered kimberlite from both Kelvin and Faraday area intercepts have sent for petrographic analysis and micro diamond recovery. Once those results are available, additional work as appropriate will be planned.

/s/"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President
August 19, 2003


             MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL RESULTS

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and related notes.

                                     Results

The Company's loss for the three months ended June 30, 2003 totalled $287,222 or $0.01 per share compared to $279,791 or $0.01 per share for the three months ended June 30, 2002.

During the three months ended June 30, 2003, operating expenses were $288,692 compared to $281,781 during the three months ended June 30, 2002. During the three months ended June 30, 2003 professional fees were much higher at $96,290 as compared to $18,020 during the three months ended June 30, 2002. This was due to higher legal costs incurred on various Company matters. During the three months ended June 30, 2003, promotion expenses were much lower at $5,727 as compared to $71,297 during the three months ended June 30, 2002, due to a reduced level of promotional activities undertaken.

During the three months ended June 30, 2003, the Company's interest income was $6,470 compared to $1,990 during the three months ended June 30, 2002. The increase was because of higher cash balances available for investment.

                          Liquidity and Cash Resources

On June 30, 2003, the Company had $864,301 in cash and cash equivalents compared to $1,210,076 on March 31, 2003. On June 30, 2003 the Company had a working capital position of $779,574 compared to $1,037,460 on March 31, 2003.

                              Financing Activities

During the three months ended June 30, 2003 the Company received $28,386 from the exercise of options to purchase 16,600 shares of the Company. During the three months ended June 30, 2002 there was no exercise of stock options.

                              Investing Activities

During the three months ended June 30, 2003 and June 30, 2002 the Company did not incur any expenditures on the exploration of the AK-CJ property or any other property. Since March 8, 2000, De Beers Canada has been bearing all expenditures for the AK-CJ project.

                                     Outlook

The Company is likely to continue incurring annual losses until it may achieve production from the Gahcho Kue project. There is no assurance that the property will be placed into development or production. In August 2000 De Beers completed the original desktop study, which evaluated the costs of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. The study showed that the modeled rate of return to mine the three main diamond pipes was below the agreed upon rate of return needed to proceed to the next phase. In terms of the agreement between Mountain Province Diamonds and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was more bulk sampling to recover additional diamonds (2001 and
2002). The second component was an aggressive exploration program aimed at adding to the existing resource. The results of the 1999, 2001 and 2002 bulk samples (modeled revenues per tonne and grades) combined with updated cost estimates were used to update the original desktop study. The updated desktop study was completed in April 2003. Even though the study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return (IRR) slightly less than that obtained previously. Considering the indicated IRR, which is well below the agreed hurdle rate, combined with the current geo-political environment and economic uncertainties, De Beers has decided to postpone a pre-feasibility decision until next year when the desktop study will be updated again. In the meantime De Beers will continue with exploration in the Kelvin-Faraday area with an objective to adding to the existing resource.

Then, at the end of July 2003, De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study for the Gahcho Kue Project has started. The cost estimate will be presented to the De Beers Board in November 2003 and if approval is given, a pre-feasibility study will start in early 2004.

It is anticipated that the cash and cash equivalents on June 30, 2003 will provide the Company with sufficient funds until approximately late calendar 2004. The exercise of some outstanding warrants and/or options, which are currently in the money, could extend that date well into 2005. However, there is no assurance that such stock options or warrants will be exercised in which case the Company will consider undertaking an equity financing. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

The risk factors have not changed from those described in the Company's Annual Report for the year ended March 31, 2003.

This report may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this report as a result of numerous factors, some of which are outside of the control of the Company.

                         MOUNTAIN PROVINCE DIAMONDS INC.
                           CONSOLIDATED BALANCE SHEETS
                                  JUNE 30, 2003
              (With comparative audited figures for March 31, 2003)
                                   (Unaudited)
                            (PREPARED BY MANAGEMENT)

                                                                               June 30, 2003    March 31, 2003
                                     ASSETS
Current Assets
    Cash and cash equivalents                                              $         864,302     $       1,210,076
    Accounts receivable                                                               22,538                24,941
    Marketable securities                                                             32,392                32,392
    Advances and prepaid expenses                                                      7,299                10,196
                                                                         -------------------   -------------------
                                                                                     926,531             1,277,605
Mineral properties                                                                 1,701,659             1,701,659
Deferred exploration                                                              31,421,493            31,421,493
Capital assets                                                                        16,248                17,198
                                                                         -------------------   -------------------
                                                                           $      34,065,931     $      34,417,955
                                                                                 ===========           ===========
                                   LIABILITIES
Current Liabilities
    Accounts payable and accrued liabilities                               $         138,161     $         228,299
    Due to related party                                                               3,000                 3,050
    Taxes payable                                                                      5,796                 8,796
                                                                         -------------------   -------------------
                                                                                     146,957               240,145
                                                                         -------------------   -------------------
                              SHAREHOLDERS' EQUITY
Common shares (note 2)                                                            72,564,127            72,535,741
Less shares owned by the subsidiary                                              (16,816,481)          (16,816,481)
                                                                            ----------------     -----------------
                                                                                  55,747,646            55,719,260
Contributed surplus                                                                   24,419                24,419
Deficit                                                                          (21,853,091)          (21,565,869)
                                                                         -------------------   -------------------
                                                                                  33,918,974            34,177,810
                                                                         -------------------   -------------------
                                                                           $      34,065,931     $      34,417,955
                                                                                 ===========           ===========

See accompanying notes to unaudited interim consolidated financial statements.

Approved on behalf of the Board:

/s/"Jan W. Vandersande"      Director

/s/"Jesus R. Martinez"       Director

                         MOUNTAIN PROVINCE DIAMONDS INC.
                 CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION
                    FOR THE THREE MONTHS ENDED JUNE 30, 2003
  (With comparative unaudited figures for the three months ended June 30, 2002)
                                   (Unaudited)
                            (PREPARED BY MANAGEMENT)

                                                                            ------2003------     ------2002------

DEFERRED EXPLORATION FOR THE PERIOD                                        $               -     $               -

DEFERRED EXPLORATION, BEGINNING OF PERIOD                                         31,421,493            31,492,926
                                                                           -----------------     -----------------
DEFERRED EXPLORATION, END OF PERIOD                                        $      31,421,493     $      31,492,926
                                                                           ==================    =================

See accompanying notes to unaudited interim consolidated financial statements.

                         MOUNTAIN PROVINCE DIAMONDS INC.
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                    FOR THE THREE MONTHS ENDED JUNE 30, 2003
  (With comparative unaudited figures for the three months ended June 30, 2002)
                                   (Unaudited)
                            (PREPARED BY MANAGEMENT)

                                                                            ------2003------     ------2002------
EXPENSES:

    Amortization                                                           $             950     $           3,983
    Bank charges & interest                                                              433                   810
    Consulting fees                                                                   48,924                37,390
    Directors' fees and honorarium                                                    13,993                     -
    Management fees                                                                        -                15,000
    Office and miscellaneous                                                          52,456                52,589
    Professional fees                                                                 96,290                18,020
    Promotion and investor relations                                                   5,727                71,297
    Property evaluation and maintenance                                                    -                18,942
    Rent                                                                               6,550                 9,306
    Salaries and benefits                                                             46,495                41,977
    Transfer agent and regulatory fees (recovery)                                      5,381                  (228)
    Travel                                                                            11,493                12,695
                                                                         -------------------   -------------------
                                                                                     288,692               281,781

EARNINGS
    Interest                                                                           6,470                 1,990
                                                                         -------------------   -------------------
LOSS BEFORE INCOME TAXES                                                            (282,222)             (279,791)

INCOME TAX EXPENSE                                                                     5,000                     -
                                                                         -------------------      ----------------
LOSS FOR THE PERIOD                                                                 (287,222)             (279,791)

DEFICIT, BEGINNING OF PERIOD                                                     (21,565,869)          (19,847,527)
                                                                         -------------------   -------------------
DEFICIT, END OF PERIOD                                                     $     (21,853,091)    $     (20,127,318)
                                                                                 ===========           ===========

BASIC & DILUTED LOSS PER SHARE                                                       $ (0.01)              $ (0.01)
                                                                                 ============          ===========

WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING                                                                  50,587,517           47,867,404
                                                                                 ============          ===========

See accompanying notes to unaudited interim consolidated financial statements.

                         MOUNTAIN PROVINCE DIAMONDS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR THE THREE MONTHS ENDED JUNE 30, 2003
  (With comparative unaudited figures for the three months ended June 30, 2002)
                                   (Unaudited)
                            (PREPARED BY MANAGEMENT)

                                                                            ------2003------     ------2002------
Cash provided by (used in):

OPERATING ACTIVITIES:
    Net loss for the period                                                $        (287,222)    $       (279,791)

    Items not involving cash:
            Amortization                                                                 950                 3,983

    Changes in non-cash operating working capital:
         Accounts receivable                                                           2,403                 9,803
         Advances and prepaid expenses                                                 2,897                (1,353)
         Accounts payable and accrued liabilities                                    (90,138)              (22,860)
         Due to related party                                                            (50)               (7,966)
         Taxes payable                                                                (3,000)                    -
                                                                          -------------------   ------------------
                                                                                    (374,160)             (298,184)
                                                                         -------------------   -------------------

INVESTING ACTIVITIES:
     Acquisition of capital assets                                                         -                (9,006)
                                                                           --------------------  -------------------
                                                                                           -                (9,006)
                                                                           -------------------   ------------------
FINANCING ACTIVITIES:
     Shares issued for cash on exercise of options                                    28,386                     -
                                                                           ------------------    ------------------

INCREASE (DECREASE) IN CASH DURING PERIOD                                           (345,774)             (307,190)

CASH, BEGINNING OF PERIOD                                                          1,210,076               585,879
                                                                         -------------------   -------------------
CASH, END OF PERIOD                                                        $         864,302     $         278,689
                                                                                 ===========           ===========

See accompanying notes to unaudited interim consolidated financial statements.

                         MOUNTAIN PROVINCE DIAMONDS INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002
                                   (Unaudited)
                            (PREPARED BY MANAGEMENT)

1.   Significant Accounting Policies:

     These interim consolidated financial statements of Mountain Province Diamonds Inc. (the "Company") have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's audited annual consolidated financial statements as at and for the year ended March 31, 2003.

2.   Share Capital:

     (a)  Issued and fully paid:

                                               Number of shares         Amount
            Balance, March 31,2003               66,597,766        $ 72,535,741
            Issued for cash pursuant to
                Exercise of stock options            16,600              28,386
                                            ---------------       --------------
            Balance, June 30, 2003               66,614,366          72,564,127
            Less shares owned by subsidiary     (16,015,696)        (16,816,481)
                                            ----------------      --------------
                                                 50,598,670        $ 55,747,646
                                                 ==========        =============

     (b)  Stock options and share purchase warrants:

     A continuity of stock options for the period covered by these financial statements is as follows:

--------------------------------------------------------------------------------
                                          Number             Weighted average
                                        of options            exercise price
--------------------------------------------------------------------------------

     Outstanding, March 31, 2003        2,399,100                $ 1.46
     Expired                              (12,500)                 1.01
     Cancelled                           (200,000)                 1.32
     Exercised                            (16,600)                 1.71
--------------------------------------------------------------------------------

     Outstanding, June 30, 2003         2,170,000                $ 1.47
--------------------------------------------------------------------------------

     On June 30, 2003 the Company had share purchase warrants outstanding to purchase 1,205,878 shares at a price of $0.58 per share until December 6, 2004.

                         MOUNTAIN PROVINCE DIAMONDS INC.
           NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS, page 2
                FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002
                                   (Unaudited)
                            (PREPARED BY MANAGEMENT)

3.   Loss per share:

     Loss per share has been calculated based on the weighted average number of shares outstanding during the periods, net of shares owned by a subsidiary.

                         MOUNTAIN PROVINCE DIAMONDS INC.


Suite 212                                                 Telephone 604-687-0122
525 Seymour Street
Vancouver, B.C. V6B 3H7                                  Facsimile  604-684-7208


August 29, 2003


B.C. Securities Commission                         Ontario Securities Commission
Suite 200, 865 Hornby Street                       Cadillac Fairview Tower
Vancouver, B.C.                                    Suite 1800
V6Z 2H4                                            P.O. Box 55
                                                   20 Queen St. West
                                                   Toronto, Ontario, M5H 3S8


Alberta Securities Commission
21st  Floor
10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Dear Sir/Madam:

RE:      MOUNTAIN PROVINCE DIAMONDS INC.
         Mailing on August 29, 2003

The Company confirms that on the above date the quarterly report, for the quarter ended June 30, 2003 was forwarded by prepaid first class mail to all the shareholders who are mentioned on the supplemental mailing list maintained by the transfer agent of the Company.


Yours very truly,

/s/"Pradeep Varshney"

Pradeep Varshney
Chief Financial Officer

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Mountain Province Diamonds Inc.
                                               (Registrant)

Date September 2, 2003                By:      /S/  "Pradeep Varshney"
     ------------------                        ---------------------------------
                                               (Print)  Name:   Pradeep Varshney
                                               Title:   Chief Financial Officer